UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  _____________

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )*

                           RIGEL PHARMACEUTICALS, INC.
-----------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
-----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   766559 10 8
-----------------------------------------------------------------------------
                                 (CUSIP Number)

                                    Copy to:

         Thomas S. Hodge                                 David Wilson
------------------------------------------------------------------------------
         Chief Operating Officer          Heller Ehrman White & McAuliffe, LLP
         Two Union Square                      701 Fifth Avenue, Suite 6100
         601 Union Street                            Seattle, WA  98104
         Seattle, WA  98101
         (206) 621-7200                                (206) 447-0900

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 24, 2005
------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
..

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------------------------------------------------------------

 CUSIP No. 766559 10 8
------------------------------------------------------------------------------


------------------------------------------------------------------------------
1 Name of Reporting Persons. I.R.S.Identification Nos. of above persons (entities only).

   FRAZIER HEALTHCARE II, L.P.
------------------------------------------------------------------------------
------------------------------------------------------------------------------
2  Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)

   (b)
------------------------------------------------------------------------------
------------------------------------------------------------------------------

3  SEC Use Only
------------------------------------------------------------------------------
------------------------------------------------------------------------------

4  Source of Funds (See Instructions)


   00
------------------------------------------------------------------------------
------------------------------------------------------------------------------

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
------------------------------------------------------------------------------
------------------------------------------------------------------------------

6  Citizenship or Place of Organization


   Delaware
------------------------------------------------------------------------------
-------- ------ --------------------------------------------------------------

  Number of             7      Sole Voting Power
  Shares
  Beneficially
  Owned by                     0
  Each
  Reporting
  Person
  With
                        ------ -----------------------------------------------
                        ------ -----------------------------------------------

                        8      Shared Voting Power


                               0
                        ------ -----------------------------------------------

                        9      Sole Dispositive Power


                               0
                        ------ -----------------------------------------------

                        10     Shared Dispositive Power


                               0
----------------------- ------ -----------------------------------------------

--------------- --------------------------------------------------------------

11
                Aggregate Amount Beneficially Owned by Each Reporting Person


                0
--------------- --------------------------------------------------------------
--------------- --------------------------------------------------------------
12
                Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------- --------------------------------------------------------------
--------------- --------------------------------------------------------------
13
                Percent of Class Represented by Amount in Row (11)


                0%
--------------- ---------------------------------------------------------------
14
                Type of Reporting Person (See Instructions)
                OO

--------------- ---------------------------------------------------------------

-------------------------------------------------------------------------------

 CUSIP No. 766559 10 8
-------------------------------------------------------------------------------


--------------- ---------------------------------------------------------------
1               Name of Reporting Persons.   I.R.S.Identification Nos. of above
                persons (entities only).

                FHM II, L.L.C.
--------------- ---------------------------------------------------------------
--------------- ---------------------------------------------------------------
2               Check the Appropriate Box if a Member of a Group
                (See Instructions)

                (a)

                (b)
--------------- -------------------------------------------------------------
--------------- -----------------------------------------------------------

3               SEC Use Only
--------------- -------------------------------------------------------
--------------- -------------------------------------------------------------

4               Source of Funds (See Instructions)


                OO
--------------- --------------------------------------------------------------
--------------- -----------------------------------------------------------

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------- -------------------------------------------------------------
--------------- -------------------------------------------------------------

6               Citizenship or Place of Organization


                Delaware
--------------- -------------------------------------------------------------
----------------------- ------ ----------------------------------------------

  Number of             7      Sole Voting Power
  Shares
  Beneficially
  Owned by                     0
  Each
  Reporting
  Person
  With
                        ------ --------------------------------------------
                        ------ --------------------------------------------

                        8      Shared Voting Power


                               0
                        ------ -----------------------------------------------

                        9      Sole Dispositive Power


                               0
                        ------ ----------------------------------------------

                        10     Shared Dispositive Power


                               0
----------------------- ------ ----------------------------------------------
--------------- ------------------------------------------------------------
11
                Aggregate Amount Beneficially Owned by Each Reporting Person


                0
--------------- --------------------------------------------------------------
--------------- --------------------------------------------------------------

12
                Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------- ------------------------------------------------------------
--------------- --------------------------------------------------------------
13
                Percent of Class Represented by Amount in Row (11)


                0%
--------------- --------------------------------------------------------
14
                Type of Reporting Person (See Instructions)
                OO

--------------- ------------------------------------------------------

------------------------------------------------------

 CUSIP No. 766559 10 8
------------------------------------------------------


--------------- --------------------------------------------------------
1               Name of Reporting Persons.   I.R.S.Identification Nos. of above
                persons (entities only).

                FRAZIER HEALTHCARE IV, L.P.
--------------- ---------------------------------------------------------
--------------- ---------------------------------------------------------
2               Check the Appropriate Box if a Member of a Group
                (See Instructions)

                (a)

                (b)
--------------- ------------------------------------------------------------
--------------- ---------------------------------------------------------

3               SEC Use Only
--------------- ----------------------------------------------------------
--------------- -------------------------------------------------------

4               Source of Funds (See Instructions)


                OO
--------------- -------------------------------------------------------
--------------- -------------------------------------------------------

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------- -----------------------------------------------------
--------------- ---------------------------------------------------

6               Citizenship or Place of Organization


                Delaware
--------------- ----------------------------------------------------
----------------------- ------ ---------------------------------------

  Number of             7      Sole Voting Power
  Shares
  Beneficially
  Owned by                     0
  Each
  Reporting
  Person
  With
                        ------ --------------------------------------------
                        ------ ------------------------------------------

                        8      Shared Voting Power


                               0
                        ------ -----------------------------------------

                        9      Sole Dispositive Power


                               0
                        ------ -----------------------------------------

                        10     Shared Dispositive Power


                               0
----------------------- ------ -----------------------------------------
--------------- --------------------------------------------------------
11
                Aggregate Amount Beneficially Owned by Each Reporting Person


                0


--------------- ----------------------------------------------------------

--------------- ----------------------------------------------------------
12
                Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------- -----------------------------------------------------------
--------------- -----------------------------------------------------------
13
                Percent of Class Represented by Amount in Row (11)


                0%
--------------- -----------------------------------------------------------
14
                Type of Reporting Person (See Instructions)
                OO

--------------- -----------------------------------------------------------

------------------------------------------------------

 CUSIP No. 766559 10 8
------------------------------------------------------


--------------- -----------------------------------------------------------
1               Name of Reporting Persons.   I.R.S.Identification Nos. of above
                persons (entities only).

                FRAZIER AFFILIATES IV, L.P..
--------------- ---------------------------------------------------------
--------------- ----------------------------------------------------------
2               Check the Appropriate Box if a Member of a Group
                (See Instructions)

                (a)

                (b)
--------------- ----------------------------------------------------------
--------------- --------------------------------------------------------

3               SEC Use Only
--------------- ---------------------------------------------------------
--------------- --------------------------------------------------------

4               Source of Funds (See Instructions)


                OO
--------------- -----------------------------------------------------------
--------------- ----------------------------------------------------------

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------- ---------------------------------------------------------
--------------- ---------------------------------------------------------

6               Citizenship or Place of Organization


                Delaware
--------------- --------------------------------------------------------------
----------------------- ------ -----------------------------------------------

  Number of             7      Sole Voting Power
  Shares
  Beneficially
  Owned by                     0
  Each
  Reporting
  Person
  With
                        ------ -----------------------------------------------
                        ------ -----------------------------------------------

                        8      Shared Voting Power


                               0
                        ------ -----------------------------------------------

                        9      Sole Dispositive Power


                               0
                        ------ -----------------------------------------------

                        10     Shared Dispositive Power


                               0
----------------------- ------ -----------------------------------------------
--------------- --------------------------------------------------------------
11
                Aggregate Amount Beneficially Owned by Each Reporting Person


                0
--------------- -----------------------------------------------------------

--------------- -----------------------------------------------------------
12
                Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------- ------------------------------------------------------------
--------------- -----------------------------------------------------------
13
                Percent of Class Represented by Amount in Row (11)


                0%
--------------- ------------------------------------------------------------
14
                Type of Reporting Person (See Instructions)
                OO

--------------- --------------------------------------------------------------

------------------------------------------------------

 CUSIP No. 766559 10 8
------------------------------------------------------


--------------- -----------------------------------------------------------
1               Name of Reporting Persons.   I.R.S.Identification Nos. of above
                persons (entities only).

                FHM IV, L.P.
--------------- -----------------------------------------------------------
--------------- ----------------------------------------------------------
2               Check the Appropriate Box if a Member of a Group
                (See Instructions)

                (a)

                (b)
--------------- -------------------------------------------------------------
--------------- -------------------------------------------------------------

3               SEC Use Only
--------------- -------------------------------------------------------------
--------------- -------------------------------------------------------------

4               Source of Funds (See Instructions)


                OO
--------------- -------------------------------------------------------------
--------------- -------------------------------------------------------------

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------- --------------------------------------------------------------
--------------- -------------------------------------------------------------

6               Citizenship or Place of Organization


                Delaware
--------------- -------------------------------------------------------------
----------------------- ------ ----------------------------------------------

  Number of             7      Sole Voting Power
  Shares
  Beneficially
  Owned by                     0
  Each
  Reporting
  Person
  With
                        ------ ---------------------------------------------
                        ------ --------------------------------------------

                        8      Shared Voting Power


                               0
                        ------ ----------------------------------------------

                        9      Sole Dispositive Power


                               0
                        ------ ----------------------------------------------

                        10     Shared Dispositive Power


                               0
----------------------- ------ ---------------------------------------------
--------------- ------------------------------------------------------------
11
                Aggregate Amount Beneficially Owned by Each Reporting Person


                0
--------------- -----------------------------------------------------------

--------------- ---------------------------------------------------------
12
                Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------- -----------------------------------------------------------
--------------- ---------------------------------------------------------
13
                Percent of Class Represented by Amount in Row (11)


                0%
--------------- -------------------------------------------------------------
14
                Type of Reporting Person (See Instructions)
                OO

--------------- --------------------------------------------------------------

------------------------------------------------------

 CUSIP No. 766559 10 8
------------------------------------------------------


--------------- ------------------------------------------------------------
1               Name of Reporting Persons.   I.R.S.Identification Nos. of above
                persons (entities only).

                FHM IV, L.L.C.
--------------- ------------------------------------------------------------
--------------- -------------------------------------------------------------
2               Check the Appropriate Box if a Member of a Group
                (See Instructions)

                (a)

                (b)
--------------- --------------------------------------------------------------
--------------- --------------------------------------------------------------

3               SEC Use Only
--------------- --------------------------------------------------------------
--------------- -------------------------------------------------------------

4               Source of Funds (See Instructions)


                OO
--------------- --------------------------------------------------------------
--------------- -------------------------------------------------------------

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------- -------------------------------------------------------------
--------------- ------------------------------------------------------------

6               Citizenship or Place of Organization


                Delaware
--------------- --------------------------------------------------------------
----------------------- ------ ----------------------------------------------

  Number of             7      Sole Voting Power
  Shares
  Beneficially
  Owned by                     0
  Each
  Reporting
  Person
  With
                        ------ ----------------------------------------------
                        ------ -----------------------------------------------

                        8      Shared Voting Power


                               0
                        ------ --------------------------------------------

                        9      Sole Dispositive Power


                               0
                        ------ ----------------------------------------------

                        10     Shared Dispositive Power


                               0
----------------------- ------ --------------------------------------------
--------------- -------------------------------------------------------------
11
                Aggregate Amount Beneficially Owned by Each Reporting Person


                0
--------------- ------------------------------------------------------------

--------------- ------------------------------------------------------------
12
                Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------- -------------------------------------------------------------
--------------- -------------------------------------------------------------
13
                Percent of Class Represented by Amount in Row (11)


                0%
--------------- -----------------------------------------------------------
14
                Type of Reporting Person (See Instructions)
                OO

--------------- ------------------------------------------------------------

------------------------------------------------------

 CUSIP No. 766559 10 8
------------------------------------------------------


--------------- -------------------------------------------------------------
1               Name of Reporting Persons.   I.R.S.Identification Nos. of above
                persons (entities only).

                FRAZIER MANAGEMENT, L.L.C.
--------------- ------------------------------------------------------------
--------------- ------------------------------------------------------------
2               Check the Appropriate Box if a Member of a Group
                (See Instructions)

                (a)

                (b)
--------------- -----------------------------------------------------------
--------------- ---------------------------------------------------------

3               SEC Use Only
--------------- -----------------------------------------------------------
--------------- -------------------------------------------------------------

4               Source of Funds (See Instructions)


                OO
--------------- -----------------------------------------------------------
--------------- -----------------------------------------------------------

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------- -----------------------------------------------------------
--------------- -----------------------------------------------------------

6               Citizenship or Place of Organization


                Delaware
--------------- ------------------------------------------------------------
----------------------- ------ ---------------------------------------------

  Number of             7      Sole Voting Power
  Shares
  Beneficially
  Owned by                     0
  Each
  Reporting
  Person
  With
                        ------ ---------------------------------------------
                        ------ --------------------------------------------

                        8      Shared Voting Power


                               0
                        ------ ----------------------------------------------

                        9      Sole Dispositive Power


                               0
                        ------ ---------------------------------------------

                        10     Shared Dispositive Power


                               0
----------------------- ------ ----------------------------------------------
--------------- -------------------------------------------------------------
11
                Aggregate Amount Beneficially Owned by Each Reporting Person


                0
--------------- --------------------------------------------------------------

--------------- ------------------------------------------------------------
12
                Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------- -------------------------------------------------------------
--------------- ------------------------------------------------------------
13
                Percent of Class Represented by Amount in Row (11)


                0%
--------------- ----------------------------------------------------------
14
                Type of Reporting Person (See Instructions)
                OO

--------------- -----------------------------------------------------------

------------------------------------------------------

 CUSIP No. 766559 10 8
------------------------------------------------------


--------------- --------------------------------------------------------------
1               Name of Reporting Persons.   I.R.S.Identification Nos. of above
                persons (entities only).

                FRAZIER & COMPANY, INC.
--------------- -------------------------------------------------------------
--------------- -------------------------------------------------------------
2               Check the Appropriate Box if a Member of a Group
                (See Instructions)

                (a)

                (b)
--------------- -------------------------------------------------------------
--------------- ------------------------------------------------------------

3               SEC Use Only
--------------- --------------------------------------------------------------
--------------- -------------------------------------------------------------

4               Source of Funds (See Instructions)


                OO
--------------- -------------------------------------------------------------
--------------- -------------------------------------------------------------

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------- -------------------------------------------------------------
--------------- -------------------------------------------------------------

6               Citizenship or Place of Organization


                Washington
--------------- -------------------------------------------------------------
----------------------- ------ ----------------------------------------------

  Number of             7      Sole Voting Power
  Shares
  Beneficially
  Owned by                     10,905
  Each
  Reporting
  Person
  With
                        ------ ----------------------------------------------
                        ------ -----------------------------------------------

                        8      Shared Voting Power


                               0
                        ------ ----------------------------------------------

                        9      Sole Dispositive Power


                               10,905
                        ------ ---------------------------------------------

                        10     Shared Dispositive Power


                               0
----------------------- ------ ----------------------------------------------
--------------- ------------------------------------------------------------
11
                Aggregate Amount Beneficially Owned by Each Reporting Person


                10,905
--------------- -------------------------------------------------------------

--------------- -------------------------------------------------------------
12
                Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------- -------------------------------------------------------------
--------------- -------------------------------------------------------------
13
                Percent of Class Represented by Amount in Row (11)


                Less than 1%.
--------------- -------------------------------------------------------------
14
                Type of Reporting Person (See Instructions)
                CO

--------------- -------------------------------------------------------------

------------------------------------------------------

 CUSIP No. 766559 10 8
------------------------------------------------------


--------------- -------------------------------------------------------------
1               Name of Reporting Persons.   I.R.S.Identification Nos. of above
                persons (entities only).

                ALAN D. FRAZIER
--------------- ------------------------------------------------------------
--------------- ------------------------------------------------------------
2               Check the Appropriate Box if a Member of a Group (See
                Instructions)

                (a)

                (b)
--------------- --------------------------------------------------------------
--------------- --------------------------------------------------------------

3               SEC Use Only
--------------- --------------------------------------------------------------
--------------- -------------------------------------------------------------

4               Source of Funds (See Instructions)


                OO
--------------- -------------------------------------------------------------
--------------- -------------------------------------------------------------

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------- -------------------------------------------------------------
--------------- -------------------------------------------------------------

6               Citizenship or Place of Organization


                United States
--------------- ------------------------------------------------------------
----------------------- ------ ----------------------------------------------

  Number of             7      Sole Voting Power
  Shares
  Beneficially
  Owned by                     19,863 (1)
  Each
  Reporting
  Person
  With
                        ------ --------------------------------------------
                        ------ --------------------------------------------

                        8      Shared Voting Power


                               0
                        ------ --------------------------------------------

                        9      Sole Dispositive Power


                               19,863 (1)
                        ------ ----------------------------------------------

                        10     Shared Dispositive Power


                               0
----------------------- ------ ----------------------------------------------

--------------- -------------------------------------------------------------
11
                Aggregate Amount Beneficially Owned by Each Reporting Person


                19,863 (1)
--------------- ------------------------------------------------------------
--------------- -----------------------------------------------------------
12
                Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------- --------------------------------------------------------------
--------------- --------------------------------------------------------------
13
                Percent of Class Represented by Amount in Row (11)


                Less than 1%.
--------------- -------------------------------------------------------------
14
                Type of Reporting Person (See Instructions)
                IN

--------------- -------------------------------------------------------------

(1) Includes 8,958 shares of common stock issuable pursuant to stock options exercisable within 60 days of January 24, 2005.

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to shares of Common Stock of the Issuer. The Issuer's principal executive offices are located at 1180 Veterans Blvd., South San Francisco, California, 94080.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a), (f) This statement is being filed by Frazier Healthcare II, L.P., a Delaware limited partnership ("FH II"), FHM II, L.L.C., a Delaware limited liability company ("FH II GP"), Frazier Healthcare IV, L.P., a
Delaware limited partnership ("FH IV"), Frazier Affiliates IV, L.P., a Delaware limited partnership ("FA IV"), FHM IV, L.P., a Delaware limited partnership ("FHM IV GPLP"), FHM IV, L.L.C., a Delaware limited liability company ("FHM IV GPLLC"), Frazier Management, L.L.C., a Delaware limited liability company ("FM"), Frazier & Company, Inc., a Washington corporation ("F&Co.") and Alan D. Frazier ("AF"), a natural person and a citizen of the United States (collectively, the "Reporting Persons").

         FH II GP is the general partner of FH II. F&Co. is the managing member of FM, which in turn is the managing member of FH II GP.

         FHM IV GPLLC is the general partner of FHM IV GPLP, which in turn is the general partner of both FH IV and FA IV. AF is a member of FHM IV GPLLC. AF is the controlling shareholder of F&Co. and serves as a director of the Issuer. FM serves as the management company of FH IV and FA IV. F&Co. also is a limited partner of FH IV and FH II.

         (b) The address of the principal business and principal office of the Reporting Persons is Two Union Square, 601 Union Street, Suite 3200 Seattle, Washington, 98101.

         (c) FH II, FA IV and FH IV are venture capital funds concentrating in healthcare and related fields. The principal business of FH II GP, FHM IV GPLP and FHM IV GPLLC is to serve as general partner entities to venture capital funds. The principal business of FM is to provide management services to venture capital funds. F&Co. is a family holding company for AF. AF is a venture capitalist.

         (d) During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the five years prior to the date hereof, none of the Reporting Persons has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On May 20, 2004 FH IV completed a prorata distribution of 459,564 shares of common stock of Issuer to its partners. In connection with the prorata distribution, an aggregate of 2,012 shares of common stock of Issuer were distributed to F&Co. Also on May 20, 2004, FA IV sold 2,333 shares of common stock of Issuer at a price of $17.61 per share.

         On January 24, 2005 FH IV completed a prorata distribution of 459,563 shares of common stock of Issuer to its partners and FH II completed a prorata distribution of 481,396 shares of common stock of Issuer to its partners. In connection with these prorata distributions, FH IV distributed 2,118 shares of common stock of Issuer to F&Co. and FH II distributed 2,799 shares of common stock of Issuer to F&Co. On January 25, 2005 FA IV sold 2,332 shares of common stock of Issuer at a price of $19.10 per share.

ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Persons have acquired and disposed of shares of common stock of Issuer for investment purposes. AF is a director of the Issuer.

         Depending on market conditions, continuing evaluation of the business and prospects of the Issuer and other factors, the Reporting Persons may dispose of or acquire additional shares of the common stock of Issuer or pursue strategic transactions as opportunities arise.

         Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in Item 4 of this Amendment No. 2 to Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As a result of the most recent sale and distribution of shares of Issuer as described in Item 3 above and prior acquisitions of Issuer stock, F&Co. is the record holder of 10,905 shares of common stock of Issuer and AF is the record holder of 10,000 options to purchase common stock of the Issuer, 8,958 of which are exercisable within 60 days of January 24, 2005. No other Reporting Persons are record holders of securities of the Issuer. Each of the Reporting Persons expressly disclaim beneficial ownership of any shares of common stock or options to purchase common stock, except for such securities for which such Reporting Person is the holder of record.

         (b) AF is the president and controlling shareholder of F&Co., the record holder of 10,905 shares of common stock of Issuer. AF is the holder of options to purchase 8,958 shares of common stock of Issuer exercisable within 60 days of January 25, 2005.

         (c) On May 20, 2004 FH IV completed a prorata distribution of 459,564 shares of common stock of Issuer to its partners. In connection with the prorata distribution, an aggregate of 2,012 shares of common stock of Issuer were distributed to F&Co. Also on May 20, 2004, FA IV sold 2,333 shares of common stock of Issuer at a price of $17.61 per share. On January 24, 2005, FH IV completed a prorata distribution of 459,563 shares of common stock of Issuer to its partners, FH II completed a prorata distribution of 481,396 shares of common stock of Issuer to its partners. On January 25, 2005, FA IV sold 2,332 shares of common stock of Issuer at a price of $19.10 per share. No other transactions were effected by the Reporting Persons in the last sixty days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, any securities beneficially owned by the Reporting Persons.

         (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH
                  RESPECT TO SECURITIES OF THE ISSUER.

         The information provided in Schedule 13D filed by the Reporting Persons on July 7, 2003 and Amendment No. 1 to Schedule 13D filed by the Reporting Persons on April 14, 2004, together with the information provided in this Amendment No. 2 to Schedule 13D is hereby incorporated by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date:  January 26, 2004
                          FRAZIER HEALTHCARE II, L.P.
                            By: FHM II, L.L.C.
                                Its General Partner
                            By: Frazier Management, L.L.C.
                                Its Managing Member


                                       By:  /s/ Thomas S. Hodge
                                               Thomas S. Hodge
                                               Chief Operating Officer

                          FHM II, L.L.C.
                             By: Frazier Management, L.L.C.
                                 Its Managing Member

                                  By:  /s/ Thomas S. Hodge
                                      Thomas S. Hodge, Chief Operating Officer

                           FRAZIER HEALTHCARE IV, L.P.
                           By: FHM IV, L.P.
                               Its General Partner
                               By:  FHM IV, L.L.C.
                                    Its General Partner

                                     By:  /s/ Thomas S. Hodge
                                              Thomas S. Hodge
                                              Chief Operating Officer

                           FRAZIER AFFILIATES IV, L.P.
                           By: FHM IV, L.P.
                               Its General Partner
                               By: FHM IV, L.L.C.
                                   Its General Partner

                                    By:  /s/ Thomas S. Hodge
                                             Thomas S. Hodge
                                             Chief Operating Officer

                           FHM IV, L.P.
                           By:    FHM IV, L.L.C.
                                  Its General Partner

                                       By:  /s/ Thomas S. Hodge
                                            Thomas S. Hodge
                                            Chief Operating Officer

                            FHM IV, L.L.C.

                                 By:  /s/ Thomas S. Hodge
                                      Thomas S. Hodge, Chief Operating Officer

                                 FRAZIER MANAGEMENT, L.L.C.


                                 By:  /s/ Thomas S. Hodge
                                      Thomas S. Hodge, Chief Operating Officer

                                 FRAZIER & COMPANY, INC.

                                 By:  /s/ Alan D. Frazier
                                         Alan D. Frazier, President
                                         Director and Shareholder

                            ALAN D. FRAZIER

                            /s/ Alan D. Frazier